Exhibit (a)(13)

March 21, 2003

Madeline Hopkins	Internet

(610) 341-4357	www.sungard.com

SUNGARD ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO ACT WAITING PERIOD

IN CONNECTION WITH TENDER OFFER FOR SHARES OF CAMINUS CORPORATION;

SUNGARD EXTENDS TENDER OFFER

Wayne, PA – SunGard Data Systems Inc. (NYSE: SDS) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired at 11:59 p.m., New York City time, on March 20, 2003, in connection with SunGard’s pending cash tender offer for all outstanding shares of common stock of Caminus Corporation (Nasdaq: CAMZ) at a price of $9.00 per share in cash. SunGard also announced today that with the consent of Caminus it has extended the tender offer until 12:00 midnight, New York City time, on Monday, April 7, 2003, unless further extended. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Monday, March 24, 2003. Except for this extension (and certain conforming amendments relating to the period by which the offer must be completed and the periods the offer may be extended in order to obtain tenders of 90% of the outstanding shares), the terms and conditions of the tender offer remain in effect and unchanged.

SunGard and Caminus have agreed to the extension of the tender offer to enable SunGard to evaluate the claims in the class action lawsuit filed against Caminus and others on March 13, 2003, in the United States District Court for the Southern District of New York. Caminus has advised SunGard that, in Caminus’s view, the lawsuit is without merit and that Caminus intends to defend it vigorously. Any notice of a further extension of the tender offer period will be made by public announcement not later than 9:00 a.m., New York City time, on Tuesday, April 8, 2003.

SunGard has been advised by Wells Fargo Bank Minnesota, N.A., the depositary for the tender offer, that as of the closing of business on Thursday, March 20, 2003, approximately 12,715,139 shares of common stock of Caminus had been tendered and not withdrawn (including approximately 98,597 shares tendered by notice of guaranteed delivery).

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Caminus shares. The tender offer is only being made through an offer to purchase, letter of transmittal and related tender offer materials. SunGard has filed these tender offer materials with the Securities and Exchange Commission, and Caminus has filed a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement contain important information. Stockholders of Caminus are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement have been sent free of charge to all stockholders of Caminus. All of these materials are also available free of charge at the SEC’s Web site at www.sec.gov or by contacting the information agent for the tender offer, D.F. King & Co., Inc., at 212-269-5550 or 800-848-3416.

About SunGard

SunGard is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions. SunGard (NYSE:SDS) is a member of the S&P 500 and has annual revenues of more than $2 billion. Visit SunGard at www.sungard.com.

SunGard Forward Looking Statements

Statements about the expected timing of the acquisition, and all other statements in this release other than historical facts are forward-looking statements. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the tender offer and the merger.

Trademark Information: SunGard and the SunGard logo are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

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